UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406209

(CUSIP Number)

Peng Jin

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

+86(10)8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment Investment Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,666,667
	8	Shared voting power
	9	Sole dispositive voting power 19,666,667
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 19,666,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 56.5%(1)
14	Type of reporting person* CO

(1)	Percentage calculated based on 34,824,600 shares of the issued and outstanding common stock of Cinedigm Corp. as of December 15, 2017 as provided by the Issuer.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment and Media Group
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF; WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 21,066,667(2)
	8	Shared voting power
	9	Sole dispositive voting power 21,066,667(2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 21,066,667(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 60.1%(1)
14	Type of reporting person* CO

(2)	Consists of (i) 19,666,667 shares of Class A Common Stock of the Company held by Bison Entertainment Investment Limited, a wholly owned subsidiary of Bison Entertainment and Media Group, which is wholly owned by Bison Capital Holding Company Limited; and (ii) currently-exercisable warrants, held by Bison Entertainment and Media Group to acquire up to 1,400,000 shares of Class A Common Stock, subject to certain anti-dilution adjustment.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Holding Company Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 21,066,667(2)
	8	Shared voting power
	9	Sole dispositive voting power 21,066,667(2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 21,066,667(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 60.1%(1)
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fengyun Jiang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 21,066,667(2)(3)
	9	Sole dispositive voting power
	10	Shared dispositive power 21,066,667(2)(3)
11	Aggregate amount beneficially owned by each reporting person 21,066,667(2)(3)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 60.1%(1)
14	Type of reporting person* IN

(3)	Ms. Fengyun Jiang is the designated holder of 100% ownership of Bison Capital Holding Company Limited on behalf of Mr. Peixin Xu, who is Ms. Jiang’s husband and the founder and controller of Bison Capital Holding Company Limited.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peixin Xu
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization P.R. China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 21,066,667(2)(3)
	8	Shared voting power
	9	Sole dispositive voting power 21,066,667(2)(3)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 21,066,667(2)(3)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 60.1%(1)
14	Type of reporting person* IN

SCHEDULE 13D

CUSIP No. 172406209

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Cinedigm Corp. (the “Company” or the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2017 (collectively, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

(a) The second paragraph of Item 2(a) of the Schedule 13D is amended and restated in its entirety to read as follows:

BEIL is a wholly-owned subsidiary of BEMG, which is wholly owned by Bison Capital. Ms. Jiang is the designated holder of 100% ownership of Bison Capital on behalf of Mr. Xu and therefore beneficially holds the Issuer’s outstanding common stock through Bison Capital’s ownership of BEIL. Mr. Xu, being Ms. Jiang’s husband and the founder and controller of Bison Capital, indirectly beneficially holds the Issuer’s outstanding common stock as set forth in this Schedule 13D.

(b) No change.

(c) No change.

(d) No change.

(e) No change.

(f) No change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following at the end of that Section:

In connection with the closing of the transactions contemplated in the Stock Purchase Agreement, on December 29, 2017, the Issuer entered into a term loan agreement (the “Loan Agreement”) with BEMG, pursuant to which BEMG lent the Company a principal amount of $10,000,000 (the “Loan”). The source of the Loan was the working capital of BEMG.

In connection with making the Loan, on December 29, 2017, the Company issued to BEMG a warrant (the “Warrant”) to purchase 1,400,000 shares of the Company’s Class A common stock. The Warrant has a 5-year term and is immediately exercisable at $1.80 per share. The Warrant contains certain anti-dilution adjustments.

SCHEDULE 13D

CUSIP No. 172406209

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to incorporate by reference the information regarding the Loan and the Warrant set forth in Item 3 above. Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate number and percentage of Class A Common Stock beneficially or directly owned by the Reporting Persons is based upon a total of 34,824,600 shares of common stock outstanding as of December 15, 2017 as provided by the Issuer. BEIL owns or may be deemed to beneficially own 19,666,667 shares of Class A Common Stock, representing approximately 56.5% of the issued and outstanding common stock of the Company as of December 15, 2017. The remaining Reporting Persons own or may be deemed to beneficially own 21,066,667 shares of Class A Common Stock, representing approximately 60.1% of the issued and outstanding common stock of the Company as of December 15, 2017.

(b) Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

BEIL has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 19,666,667 shares of Class A Common Stock. Each of BEMG, Bison Capital and Mr. Peixin Xu has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 21,066,667 shares of Class A Common Stock beneficially owned by each of them. Ms. Fengyun Jiang, as the designated holder of such shares by Mr. Peixin Xu, has shared power with Mr. Xu to vote or to direct the vote and shared power with Mr. Xu to dispose or direct the disposition of 21,066,667 shares of Class A Common Stock beneficially owned by him.

(c) No change.

(d) No change.

(e) No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the section:

On December 29, 2017, the Company entered into the Loan Agreement with BEMG and issued a Warrant to BEMG as described in Item 3. The Loan is evidenced by a note dated as of December 29, 2017 (the “Note”). The description of the Note, the Warrant and the Loan Agreement is qualified in its entirety by reference to the full text of each of such agreements, a copy of which was filed by the Issuer as Exhibits 4.1, 4.2 and 10.1 to the Form 8-K filed by the Issuer with the SEC on January 2, 2018 (and is incorporated by reference herein as Exhibits 99.4, 99.5 and 99.6).

SCHEDULE 13D

CUSIP No. 172406209

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description

99.4	Note issued on December 29, 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 2, 2018).

99.5	Warrant issued on December 29, 2017 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 2, 2018).

99.6	Term Loan Agreement, dated as of December 29, 2017, by and between the Company and Bison Entertainment and Media Group (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 2, 2018).

SCHEDULE 13D

CUSIP No. 172406209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2018

Bison Entertainment Investment Limited

By:	/s/ Peixin Xu
Name: Peixin Xu
Title: President and Director

Bison Entertainment and Media Group

By:	/s/ Peixin Xu
Name: Peixin Xu
Title: Director

Bison Capital Holding Company Limited

By:	/s/ Peixin Xu
Name: Peixin Xu
Title: Director

/s/ Peixin Xu
Peixin Xu

/s/ Fengyun Jiang
Fengyun Jiang*

*	The Reporting Person disclaims beneficial ownership of the Class A Common Stock except to the extent of her pecuniary interest therein.